JPMorgan Chase & Co.

383 Madison Avenue

New York, New York 10179

April 8, 2025

VIA EDGAR

Re:	JPMorgan Chase & Co.

Registration Statement on Form S-3

File No. 333-285537

Ms. Aisha Adegbuyi

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adegbuyi:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-285537), of JPMorgan Chase & Co. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 10, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Hui Lin at (212) 455-7862 or Matt Petrone at (212) 455-2831.

Thank you for your assistance in this matter.

Very truly yours,

JPMorgan Chase & Co.

By:	/s/ Stephen B. Grant
	Name:	Stephen B. Grant
	Title:	Assistant Corporate Secretary